                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

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                            W-H ENERGY SERVICES, INC.
             (Exact name of registrant as specified in its charter)

                TEXAS                                          76-0281502
(State of Incorporation or organization)          (I.R.S. Employer Identification Number)

     10370 RICHMOND AVENUE, SUITE 990
              HOUSTON, TEXAS                                   77042
 (Address of principal executive offices)                      (Zip code)

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

                       RIGHTS TO PURCHASE SERIES A JUNIOR
                         PARTICIPATING PREFERRED STOCK,
                            PAR VALUE $.01 PER SHARE

EXPLANATORY NOTE: This registration statement is intended to supercede the Registration Statement on Form 8-A12b (file no. 001-31346) filed by W-H Energy Services, Inc. on June 3, 2002 (the "Original Registration Statement"). W-H has requested that the Original Registration Statement be withdrawn.

ITEM 1.     DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

      On May 6, 2002, the Board of Directors of W-H Energy Services, Inc., a Texas corporation (the "Company"), declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $0.0001 per share. The dividend is payable on June 6, 2002 to the shareholders of record on June 6, 2002.

      These Rights, which are governed by a Rights Agreement dated May 31, 2002 between the Company and Computershare Trust Company, Inc., as Rights Agent, protect shareholders from coercive or otherwise unfair takeover tactics. In general terms, it works by imposing a significant penalty upon any person or group which acquires 20% or more of our outstanding common stock without the approval of our Board. The Rights Agreement should not interfere with any merger or other business combination approved by our Board.

      For those interested in the specific terms of the Rights Agreement, we provide the following summary description. Please note, however, that this description is only a summary, is not complete and should be read together with the entire Rights Agreement, which has been filed as an exhibit hereto. A copy of the agreement is available free of charge from the Company.

THE RIGHTS. Our Board authorized the issuance of a Right with respect to each outstanding share of common stock on June 6, 2002. The Rights will initially trade with, and will be inseparable from, the common stock. The Rights are evidenced only by certificates that represent shares of common stock. New Rights will accompany any new shares of common stock we issue after June 6, 2002 until the Distribution Date described below.

EXERCISE PRICE. Each Right will allow its holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock ("Preferred Share") for $110, once the Rights become exercisable. This portion of a Preferred Share will give the shareholder approximately the same dividend, voting and liquidation rights as would one share of common stock. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

EXERCISABILITY.  The Rights will not be exercisable until

o 10 days after the public announcement that a person or group has become an "Acquiring Person" by obtaining beneficial ownership of 20% or more of our outstanding common stock, or, if earlier,

o 10 business days (or a later date determined by our Board before any person or group becomes an Acquiring Person) after a person or group begins a tender or exchange offer which, if completed, would result in that person or group becoming an Acquiring Person.

      We refer to the date when the Rights become exercisable as the "Distribution Date." Until that date, the common stock certificates will also evidence the Rights, and any transfer of shares of common stock will constitute a transfer of Rights. After that date, the Rights will separate from the common stock and be evidenced by book-entry credits or by Rights certificates that we will mail to all eligible holders of common stock. Any Rights held by an Acquiring Person are void and may not be exercised.

CONSEQUENCES OF A PERSON OR GROUP BECOMING AN ACQUIRING PERSON.

o Flip In. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for $110, purchase shares of our common stock with a market value of $220, based on the market price of the common stock prior to such acquisition.

o Flip Over. If the Company is later acquired in a merger or similar transaction after the Rights Distribution Date, all holders of Rights except the Acquiring Person may, for $110, purchase shares of the acquiring corporation with a market value of $220 based on the market price of the acquiring corporation's stock, prior to such merger.

PREFERRED SHARE PROVISIONS.

Each one one-hundredth of a Preferred Share, if issued:

o  will not be redeemable.

o will entitle holders to quarterly dividend payments of $.01 per share, or an amount equal to the dividend paid on one share of common stock, whichever is greater.

o will entitle holders upon liquidation either to receive $1 per share or an amount equal to the payment made on one share of common stock, whichever is greater.

o  will have the same voting power as one share of common stock.

o if shares of our common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of common stock.

The value of a one one-hundredth interest in a Preferred Share should approximate the value of one share of common stock.

EXPIRATION. The Rights will expire on June 6, 2012.

REDEMPTION. Our Board may redeem the Rights for $.01 per Right at any time before any person or group becomes an Acquiring Person. If our Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $.01 per Right. The redemption price will be adjusted if we have a stock split or stock dividends of our common stock.

EXCHANGE. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of our outstanding common stock, our Board may extinguish the Rights by exchanging one share of common stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.

ANTI-DILUTION PROVISIONS. Our Board may adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the Preferred Shares or common stock. No adjustments to the Exercise Price of less than 1% will be made.

AMENDMENTS. The terms of the Rights Agreement may be amended by our Board without the consent of the holders of the Rights. However, the Board may not cause a person or group to become an Acquiring Person by lowering this threshold below the percentage interest that such person or group already owns. After a person or group becomes an Acquiring Person, our Board may not amend the agreement in a way that adversely affects holders of the Rights.

      The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, form of Statement of Designations of Series A Junior Participating Preferred Stock, form of Right Certificate, form of the Summary of Rights and the specimen of the legend to be placed on new Common Share certificates, filed as exhibits hereto and incorporated by reference herein.

ITEM 2.    EXHIBITS.

     1. Rights Agreement, dated as of May 31, 2002, between the Company and Computershare Trust Company, Inc., as Rights Agent, specifying the terms of the Rights, which includes the form of Statement of Designations of Series A Junior Participating Preferred Stock of W-H Energy Services, Inc. as Exhibit A, the form of Right Certificate as Exhibit B and the form of the Summary of Rights to Purchase Preferred Shares as Exhibit C.

     2. Form of Statement of Designations of Series A Junior Participating Preferred Stock of W-H Energy Services, Inc. (included as Exhibit A to the Rights Agreement (Exhibit 1 hereto)) setting forth the terms of the Series A Junior Participating Preferred Stock, par value $0.01 per share.

     3. Form of Right Certificate (included as Exhibit B to the Rights Agreement (Exhibit 1 hereto)). Pursuant to the Rights Agreement, printed Right Certificates will not be delivered until as soon as practicable after the Distribution Date.

     4. Form of Summary of Rights to Purchase Preferred Shares (included as Exhibit C to the Rights Agreement (Exhibit 1 hereto)) which, together with certificates representing the outstanding Common Shares of the Company, shall represent the Rights prior to the Distribution Date.

     5. Specimen of legend to be placed, pursuant to Section 3(c) of the Rights Agreement, on all new Common Share certificates issued by the Company after June 6, 2002 and prior to the Distribution Date upon transfer, exchange or new issuance.

                                   SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                   W-H ENERGY SERVICES, INC.



Date: June 5, 2002                 By: /s/ Ernesto Bautista, III
                                      ------------------------------------------
                                       Ernesto Bautista, III
                                       Vice President and Corporate Controller

                                 EXHIBIT INDEX

   Exhibit
    Number                               Description
    ------                               -----------

      1. Rights Agreement, dated as of May 31, 2002, between the Company and Computershare Trust Company, Inc., as Rights Agent, specifying the terms of the Rights, which includes the form of Statement of Designations of Series A Junior Participating Preferred Stock of W-H Energy Services, Inc. as Exhibit A, the form of Right Certificate as Exhibit B and the form of the Summary of Rights to Purchase Preferred Shares as Exhibit C.

      2. Form of Statement of Designations of Series A Junior Participating Preferred Stock of W-H Energy Services, Inc. (included as Exhibit A to the Rights Agreement (Exhibit 1 hereto)) setting forth the terms of the Series A Junior Participating Preferred Stock, par value $0.01 per share.

      3. Form of Right Certificate (included as Exhibit B to the Rights Agreement (Exhibit 1 hereto)). Pursuant to the Rights Agreement, printed Right Certificates will not be delivered until as soon as practicable after the Distribution Date.

      4. Form of Summary of Rights to Purchase Preferred Shares (included as Exhibit C to the Rights Agreement (Exhibit 1 hereto)) which, together with certificates representing the outstanding Common Shares of the Company, shall represent the Rights prior to the Distribution Date.

      5. Specimen of legend to be placed, pursuant to Section 3(c) of the Rights Agreement, on all new Common Share certificates issued by the Company after June 6, 2002 and prior to the Distribution Date upon transfer, exchange or new issuance.